EXHIBIT 99.1

Medicenna Announces Appointment of Clinical Advisory Board and Dr. Kapil Dhingra as Strategic Advisor

Medicenna’s Clinical Advisory Board is comprised of thought leaders in immuno-oncology with experience in clinical development of Proleukin® and next generation IL-2

Dr. Dhingra has a track record of development and approval of cancer therapies and extensive board level expertise resulting in multiple transactions with pharma

TORONTO and HOUSTON, March 03, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced the formation of its Clinical Advisory Board (CAB) comprised of Drs Paolo Ascierto, Lillian Siu and Hussein Tawbi and the appointment of Dr. Kapil Dhingra as a Strategic Advisor.

“With the formation of our CAB and appointment of Kapil, we have positioned ourselves to benefit from the strategic insights of world leaders from both academia and industry to efficiently develop Medicenna’s oncology pipeline,” said Dr. Fahar Merchant, President and CEO of Medicenna. “Our team is eager to draw on their extensive expertise and leverage the diverse skill sets of our newest advisors with those of our scientific and development advisory committees. We expect this to serve us well as we continue to advance the Phase 1/2 ABILITY study of MDNA11 and unveil additional clinical candidates derived from our Superkine and BiSKITsTM platforms.”

Dr. Dhingra has significant experience in the biotech and pharma industry at the board and operational level and is an accomplished physician-scientist. As Vice President, Head of the Oncology Disease Biology Leadership Team and Head of Oncology Clinical Development at Hoffmann-La Roche (“Roche”), Dr. Dhingra successfully guided multiple drugs to approval, including Herceptin®, Tarceva®, and Avastin®. Prior to joining Roche, he worked in the oncology clinical development group at Eli Lilly and Company. Dr. Dhingra was also appointed to faculty positions at MD Anderson Cancer Center, Indiana University School of Medicine, and Memorial Sloan Kettering Cancer Center. Currently, Dr. Dhingra serves on the Boards of Lava Therapeutics (as Chairman), Black Diamond Therapeutics, Replimune, Curie Therapeutics and Autolus Therapeutics and previously served on the Boards of Five Prime Therapeutics, Biovex, Micromet, Algeta, YM Biosciences, EpiTherapeutics, and Advanced Accelerator Applications, which were all acquired by major pharmaceutical companies. Dr. Dhingra obtained his medical degree from the All India Institute of Medical Sciences, completed his residency at Lincoln Medical and Mental Health Center, New York Medical College and fellowship at Emory University School of Medicine.

Medicenna’s clinical advisory board is comprised of:

Paolo A. Ascierto, M.D.

Dr. Paolo Ascierto is a world leading expert and key opinion leader in Immunotherapy. Professor Ascierto is currently Director of the Department of Melanoma, Cancer Immunotherapy, and Development Therapeutics at the National Tumour Institute “Fondazione G. Pascale,” in Naples, Italy. He is an active Scientific Reviewer for several international journals, including, NEJM, JCO, Lancet Oncology, and Clinical Cancer Research, as well as Associate Editor for Onco-Immunology, Annals of Oncology and Journal of ImmunoTherapy of Cancer, and Chief Section Editor for Combination Strategies section of Journal of Translational Medicine. Professor Ascierto’s has been an invited speaker at more than 450 national and international meetings, has presided as a Principal Investigator for over 150 clinical trials, is the author of more than 500 publications in peer-reviewed journals and is a ‘highly cited’ researcher for several consecutive years (https://recognition.webofscience.com/awards/highly-cited/2021/). His major research interests have included immunotherapy and vaccination treatments of solid tumors, combination strategies with immuno-oncology therapies, biochemical and immunological monitoring and assessment of new molecular markers for tumor progression. He obtained his medical degree from the University of Naples (Italy), where he also earned his board certification in oncology.

Lillian L Siu, M.D., FRCPC

Dr. Siu is a Professor of Medicine at the University of Toronto and a Senior Medical Oncologist at the Princess Margaret Cancer Centre where she serves as the Director of the Phase I Program, Co-Director of the Bras and Family Drug Development Program, BMO Chair in Precision Genomics, and Director the Tumor Immunotherapy Program. Her major research focus is in the area of new anti-cancer drug development, particularly with respect to Phase 1 trials and head and neck malignancies and has been leading genomics initiatives and immuno-oncology trials. Previously, Dr. Siu served on the Board of Directors for the American Society of Clinical Oncology (ASCO) and the American Association for Cancer Research (AACR). Dr. Siu is the recipient of international awards such as the Michaele C. Christian Award in Oncology Drug Development from the US National Cancer Institute and the 2020 ESMO Targeted Anticancer Therapies Honorary Award. She is also the recipient of the 2020 International Women Who Conquer Cancer Mentorship Award. Dr. Siu has published over 370 peer-reviewed manuscripts, is currently the inaugural co-editor-in-chief for the new AACR journal Cancer Research Communications and she is on the editorial boards for Cell and Cancer Cell. She obtained her medical degree at the University of Toronto, and completed her fellowship at Princess Margaret Cancer Centre.

Hussein A. Tawbi, M.D., Ph.D.

Dr. Tawbi is an internationally recognized leader in immunotherapy drug development. He holds several appointments at The University of Texas MD Anderson Cancer Center’s Department of Melanoma Medical Oncology, including as Professor, Deputy Chair, Director of Melanoma Clinical Research and Early Drug Development, and Director of Personalized Cancer Therapy. He is also a co-founder and Co-Director of the MD Anderson Brain Metastasis Clinic. Through his research efforts, Dr. Tawbi pioneered the use of checkpoint inhibitors in sarcoma, led the practice-changing clinical trial of combination checkpoint inhibitors in patients with melanoma brain metastases, and helped discover the role of B-cells in the immune response to checkpoint inhibitor therapy. Dr. Tawbi has published over 140 papers in peer-reviewed journals including Nature, Nature Medicine, Science, Lancet Oncology and NEJM. He obtained his M.D. from the American University of Beirut, completed his training in Internal Medicine, Hematology/Oncology and obtained his Ph.D. in Clinical and Translational Research at the University of Pittsburgh.

Medicenna also announced today that Dr. Kevin Moulder has left his position as Chief Scientific Officer to pursue another opportunity.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company and other statements that are not historical facts including, but not limited to, statements related to the potential and development of Medicenna’s oncology pipeline, including MDNA11 and the Superkine and BiSKITs™ platforms and the unveiling of additional clinical candidates derived from the Company’s platforms. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expect", "believe", "seek" and similar expressions. All statements other than statements of historical fact, included in this release, including statements on the future plans and objectives of the Company, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form for the year ended March 31, 2021, which is available on SEDAR at www.sedar.com, and Form 40-F of the Company filed with the United States Securities and Exchange Commission and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com